AUGUSTA RESOURCE CORPORATION

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with the rules of National Instrument 51-102 ”Continuous Disclosure Obligations”, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

AUGUSTA RESOURCE CORPORATION
Suite 400, 837 West Hastings Street
Vancouver, BC, V6C 3N6

OR BY FAX TO: 604-687-1715

Please select one or both of the following options:

[ ]	A. Please send me the annual financial statements and MD&A

[ ]	B. Please send me the interim financial statements and MD&A

[ ]	C. Please send me both A and B above.

I certify that I am a registered and/or beneficial holder of shares of the above reference company.

Signature

Printed Name of Shareholder

Address

Address

Postal Code

Name and Title of Person Signing, if different from
name above.